EXHIBIT 99.15

                                 FIRST AMENDMENT
                                      TO A
                                WARRANT ISSUED ON
                                DECEMBER 11, 2003
                                -----------------

          THIS FIRST AMENDMENT is made on the 28th day of September, 2006, between:

          (1) TOWER SEMICONDUCTOR LTD., a company incorporated in Israel (registered number 52-004199-7), having its registered office at P.O. Box 619, Migdal Haemek 23105, Israel ("THE COMPANY");

          AND

          (2)  BANK LEUMI LE-ISRAEL B.M. ("THE HOLDER")

WHEREAS:

(A) pursuant to a Warrant issued on December 11, 2003 ("THE WARRANT"), the Company granted the Holder the right to purchase 448,298 Warrant Shares at the Warrant Price, which is US $6.17 (six United States Dollars and seventeen cents) per share; and

(B) at the request of the Company, the Company and the Banks entered into an Amending Agreement, dated August 24, 2006, to the Agreement, one of the conditions to the effectiveness thereof is the entering into of this First Amendment ("THIS AMENDMENT") to the Warrant,

NOW THEREFORE IT IS AGREED BETWEEN THE PARTIES HERETO AS FOLLOWS:

1. Unless otherwise defined in this Amendment, terms defined and references contained in the Warrant, shall have the same meaning and construction in this Amendment.


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2.   The Warrant is hereby amended as follows:

     2.1. The legend at the top of the first page of the Warrant is hereby amended to read in its entirety as follows:

               THIS WARRANT HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"), OR ANY U.S. STATE OR OTHER JURISDICTION'S SECURITIES LAWS. THIS WARRANT, AND THE SECURITIES ISSUABLE PURSUANT THERETO, MAY NOT BE SOLD, OFFERED FOR SALE OR PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT UNDER THE ACT WITH RESPECT TO THIS WARRANT OR THE SECURITIES ISSUABLE PURSUANT THERETO OR AN OPINION OF COUNSEL (REASONABLY SATISFACTORY TO THE COMPANY) THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF THE ACT OR ON THE TEL-AVIV STOCK EXCHANGE IN COMPLIANCE WITH REGULATION S UNDER THE ACT.

     2.2. Clause 2A ("TERM") is hereby amended to delete the words "the date which is 5 (five) years following the Effective Date" before the parenthetical phrase "("THE EXPIRATION DATE")" and substitute therefor the date "September 28, 2011".

     2.3. Clause 6 ("INVESTMENT REPRESENTATION") is hereby amended as follows:

          2.3.1. to amend the first sentence to read in its entirety as follows:
               "This Warrant has not been registered under the Securities Act, or any other securities laws.";

          2.3.2. to amend the third sentence thereof to read in its entirety as follows: "The Warrant Shares have been registered under the Securities Act on Form F-3 Registration Statement No. 333-131315.".


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


     2.4. Clause 8 ("TRANSFER OF THIS WARRANT OR SHARES ISSUABLE ON EXERCISE THEREOF") is hereby amended:

          2.4.1. to delete the words "or securities into which such Warrant may be exercised" from the first sentence of subclause a thereof thereof; and

          2.4.2. to add the words at the end of the second sentence of subclause a thereof, "or unless sold pursuant to Rule 144 of the Securities Act".

     2.5. Clause 9 (including, for the avoidance of doubt, Clause 9A, 9B and 9C) ("REGISTRATION RIGHTS") is hereby amended to read in its entirety as follows: "The Company covenants and agrees to provide the Holder the registration rights provided in the registration rights agreement, dated September 28, 2006 between the Company and Bank Leumi Le-Israel B.M., a copy of which is attached hereto as APPENDIX A, as such may be amended from time to time ("THE REGISTRATION RIGHTS AGREEMENT"). Such registration rights may be assigned by the Holder pursuant to and in accordance with the terms of the Registration Rights Agreement but only to a transferee or assignee of this Warrant pursuant to and in accordance with Section 8 of this Warrant.".

     2.6. Clause 12 ("LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT") is hereby amended by adding the following to the end thereof:

               ", provided that if this Warrant has been amended, at the request of the Holder, the Company shall issue an amended and restated Warrant certificate reflecting such amendment or amendments. In addition, but without derogating from the aforesaid, if this Warrant has been amended, the Holder shall have the right, at the option of the Holder, at any time and, if applicable, from time to time, to surrender this Warrant certificate and receive an amended and restated Warrant certificate reflecting any such amendment or amendments."

     2.7. Clause 11 ("NOTICES") is hereby renumbered as Clause 13 and is hereby further amended to delete the number "32" and substitute the number "34" therefor, to delete the Facsimile No. "(03) 514-9017" and substitute "(03) 514-9278" therefor, to add immediately thereafter, "with a copy to (which shall not constitute notice):Leumi and Co. Investment House Ltd., 25 Kalisher Street, Tel-Aviv 65165, Israel,
          Fax: 972-3-5141215, Attn: Head of Investment Sector", to delete the name "Carmel Vernia" and substitute "Chief Financial Officer" therefor and to delete the Facsimile No. "(04) 654-7788" and substitute "(04) 604-7242" therefor.

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     2.8. Clause 12 ("APPLICABLE LAW; JURISDICTION") is hereby renumbered as
          Clause 14.

3. Save as amended expressly pursuant to this Amendment, the provisions of the Warrant shall continue in full force and effect and the Warrant and this Amendment shall be read and construed as one instrument.

4. This Amendment shall be governed by and construed in accordance with the laws of the State of Israel.

IN WITNESS WHEREOF, THE PARTIES HAVE SIGNED THIS FIRST AMENDMENT ON THE 28TH DAY OF SEPTEMBER 2006.

for:   TOWER SEMICONDUCTOR LTD.

By:    __________________________

Title: __________________________


for:   BANK LEUMI LE-ISRAEL B.M.

By:    __________________________

Title: __________________________



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